Exhibit 99.1

Redwire Corporation
Conference Call
January 21, 2025

Presenters
Jeff Zeunik, Senior VP of Financial Planning & Analysis
Peter Cannito, President, CEO & Chairman
Jonathan Baliff, CFO & Director

Q&A Participants
Suji Desilva - Roth Capital Partners
Brian Kinstlinger - Alliance Global Partners
Mike Crawford - B. Riley Securities
Greg Konrad - Jefferies

Operator
Greetings and welcome to the Redwire Conference Call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. If anyone should require operator assistance, please press star-zero on your telephone keypad. As a reminder, this conference is being recorded.

It is now my pleasure to introduce Jeffrey Zeunik, SVP Financial Planning and Analysis, and Investor Relations. Thank you. You may begin.

Jeff Zeunik
Good morning, and thank you, Darrell. We appreciate everyone joining us today to discuss this exciting development. We hope that you have seen our announcement press release which we issued yesterday afternoon. It has also been posted in the Investor Relations section of our website at Redwirespace.com.

Let me remind everyone that during the call, Redwire management may make forward-looking statements that reflect our beliefs, expectations, intentions, or predictions of the future. Our forward-looking statements are subject to the risks and uncertainties that are described in more detail on slide two. Additionally, to the extent we discuss non-GAAP measures during the call, please see slide three of this investor presentation on our website for the calculation of these measures and their reconciliation to U.S. GAAP measures.

I am Jeff Zeunik, Redwire's Senior Vice President of Financial Planning and Analysis and Investor Relations. Joining me on today's call are Peter Cannito, Redwire's Chairman and Chief Executive Officer, and Jonathan Baliff, Redwire's Chief Financial Officer. For those who may be joining us for the first time, I would like to provide a bit of biographical detail for Pete and Jonathan before turning the presentation over.

Please turn to slide four. Pete has more than 25 years of experience in aerospace and defense. In addition to his roles at Redwire, he is the chairman of the board for BigBear.ai. Prior to Redwire, Pete previously held various roles of increasing responsibility, including that of CEO for Polaris Alpha, a private equity backed, high-growth defense technology company that was acquired by Parsons. Pete has also led defense programs at Booz Allen Hamilton, and began his career as an officer in the United States Marine Corps. Pete currently holds high-level security clearances with special accesses.

Jonathan has been an aerospace, energy, and infrastructure executive for more than 30 years. Along with being Redwire's CFO, he is also a member of Redwire's board, and he previously held the roles of CFO and then CEO at Bristow Group, one of the largest vertical flight and helicopter companies in the world. Prior to Bristow, Jonathan worked at NRG Energy, Credit Suisse First Boston, and J.P. Morgan. Like Pete, Jonathan is a veteran, having served as an Air Force officer and aviator flying the F-4 Phantom.

Please turn to slide five. With that, I would like to turn the call over to Pete. Pete?

Peter Cannito
Thanks, Jeff, and thank you all for taking the time to join me for the announcement of this important and transformational combination. During today's call, I will introduce you to Edge Autonomy and then take you through the industrial logic and benefits of the combination of Redwire and Edge Autonomy. Jonathan will then present a financial overview and strengths of the transaction, after which we will open the floor for Q&A.

Please turn to slide six. In this transaction, Redwire is acquiring Edge Autonomy for $925 million dollars, expected to be paid in using $150 million in cash and $775 million in stock. Edge Autonomy is a leader in providing field-proven, innovative, autonomous and uncrewed airborne systems, advanced optics, and resilient energy solutions.

We view the Edge Autonomy acquisition as complementary to, and an extension of, the investments Redwire has already been making in joint and autonomous platforms for the warfighter. Together, Redwire and Edge Autonomy will deliver multi-domain autonomous space and airborne platforms and associated enabling technologies in the areas of avionics, sensors, power, communications, digital engineering, computer vision, and AI-enabled autonomy software.

Redwire expects the transaction to significantly expand our total addressable market, support organic growth, high-growth opportunities as a defense tech company, and be immediately accretive to revenue, Adjusted EBITDA, and free cash flow. Post-transaction, Redwire expects to have a strong balance sheet with significant improved liquidity.

The transaction is expected to close during the second quarter of 2025 and will be subject to customary approvals and closing conditions, including a shareholder vote. In connection with the transaction, entities affiliated with AE Industrial Partners, Bain Capital, and Genesis Park have agreed to vote in favor of the proposals relating to the transaction, representing approximately 73% of Redwire's aggregate outstanding voting pool.

Please turn to slide seven. Let's start by talking a bit about Edge Autonomy. Edge Autonomy is a vertically integrated and competitively differentiated leader in uncrewed airborne systems, or UAS, technology that have proven critical to national security. Edge Autonomy's uncrewed technology has been sold in approximately 80 countries, and is brought to market by Edge Autonomy's 600 plus employees that operate out of six locations across the United States, Canada, and Europe.

Edge Autonomy offers a fully integrated and comprehensive suite of products, including the VXE30 Stalker and Penguin series of uncrewed aircraft systems. Both systems can be set up in a matter of minutes by teams of one or two operators, are transportable in the back of a pickup truck or SUV, and can take off, operate, and land in inclement conditions.

Additionally, the range and endurance of these systems is practically unmatched within their classification. The VXE30 series of UAS can stay aloft for eight hours or more, while the Penguin series can remain airborne for in excess of 20 hours.

Along with their UAS systems, Edge Autonomy provides critical enabling technologies, including solid oxide fuel cells, optics and gimbals, ground systems, and AI-enabled autonomy software. Edge Autonomy produces their UAS platforms,- electro-optical and infrared payloads and ruggedized power solutions from a manufacturing footprint that spans more than 265,000 square feet.

Finally, Edge Autonomy serves a diversified mobile customer base, as shown through the selected customers in the lower right-hand corner of this slide, ranging from the U.S. Department of Defense to a wide variety of allied ministries of defense across the globe. As this slide shows, Edge Autonomy's field proven capabilities have competitive differentiation within the rapidly growing UAS market segment.

Please turn to slide eight. Similar to Redwire, Edge Autonomy is a complete solutions provider to its customers, with a mission-ready product set that ranges from platforms to subsystems and components. Led by an experienced management team and supported by a highly technical global workforce, Edge Autonomy offers over three decades of proven progressive design, development, and production, and embodies Redwire's tagline of Heritage Plus Innovation.

Edge Autonomy's heritage has come in the form of sustained field operations across six continents with direct mission relevance in even the most austere conditions. They have achieved this level of heritage by delivering on multiple programs of record for the US Department of Defense and NATO allies. The Edge Autonomy business model reliably achieved strong and growing financial results by providing a vertically-integrated end to end mission ready product suite.

Please turn to slide nine. Redwire's investors, analysts, and stakeholders have heard me discuss the Redwire growth strategy throughout 2024, and we see the Edge Autonomy acquisition as accelerating our goal of rapidly scaling the company.

As you recall, protecting the core means continuing to deliver on our strong foundation of existing products with proven reliability and demonstrated flight heritage. In this context, Edge Autonomy has a highly defensible position with platforms embedded across the US and allied forces.

Scaling production refers to winning and delivering on increasingly larger orders and delivering production capacity to fill critical gaps in the supply chain. Edge Autonomy has scalable manufacturing capabilities in the United States and European Union. Like Redwire, Edge Autonomy has global manufacturing capacity to deliver on increasingly larger orders worldwide.

Moving up the value chain means leveraging our proven capabilities in developing and deploying subsystems and components into next-generation mission platforms and integrated mission payloads. As an integrated prime contractor for UAS platforms, Edge Autonomy extends Redwire's focus on foundational platforms that are mission essential.

And finally, venture optionality is our continuous pursuit of breakthrough developments on advanced technologies that could create new markets with game-changing potential. Given Edge Autonomy's increasing levels of product performance, particularly in operational duration and range, we believe there are opportunities to scale capabilities to displace Group 3 UAS's at a better price point. Although it is not modeled in our incurred forecast, we see venture optionality and the potential for Edge Autonomy to expand into Group 3 missions.

Please turn to slide 10. Now let's turn the focus towards the combination of Redwire and Edge Autonomy. Redwire is a leading provider of space-based platforms to national security, civil, and commercial customers, and currently brings five space-based platforms to market: SabreSat, a VLEO, or very low Earth orbit, platform focused on US national security; Phantom, a VLEO platform that is focused on Europe and the rest of the world, including allied defense organizations; two LEO, or low Earth orbit, platforms called Thresher and Hammerhead focused on US national security and Europe and the rest of the world respectively; and finally Mako, a uniquely positioned MEO, or medium Earth orbit, and GEO, or geosynchronous orbit, platform for dynamic space operations.

With a combination of Edge Autonomy, we extend our platform strategy to become multi-domain, which is critical to our national security customers as they start moving towards the future of their investment in advanced warfighting concepts, such as the Joint All Domain Command and Control, also known as the JADC2, strategy.

Like our customers, we believe in a future where autonomous space and airborne vehicles collaborate using multi-domain operations to provide strategic advantage. Therefore, this combination provides competitive differentiation. The combination of Edge Autonomy with Redwire will support integrated operations from the surface of the Earth to the surface of the Moon and beyond.

Please turn to slide 11. One of the keys to our industrial logic, both from a customer and product manufacturing perspective, is that space and airborne platforms are not as different as one might think. Whether operating in space or as an airborne platform, there are shared technological building blocks, including the following: avionics; radiofrequency systems; flight software; Earth observation payloads; AI and autonomy; gimbals; alternative position navigation and timing, or PNT; power systems; structures; and computer vision. Bringing the Redwire and Edge Autonomy expertise into an integrated company creates critical mass to the design, development, and manufacturing of these core technologies.

I'd like to provide an illustrative example of just one of these shared capabilities, RF systems. In December -2023, Redwire announced that our L-Band Link 16 antenna had successfully demonstrated the transmission of a Link 16 signal from space, a major milestone for the future development of tactical warfighter networks in space. Link 16 is a tactical communications protocol widely used in existing ground and airborne tactical networks by both the U.S. DOD and our allies that provides the warfighter with rapid and secure communications across the battlefield.

As space becomes increasingly tactical, communicating through Link 16 is important, but aerial assets like those Edge Autonomy provides can also use this tactical protocol messaging format, demonstrating how being a Link 16 antenna provider is not only relevant to space platforms but also to airborne unmanned systems. One potential future opportunity is to demonstrate tactical communications between satellites and uncrewed aerial systems using Link 16.

Turning to slide 12, it is not just the technologies these platforms share, but also the missions. Both space and airborne assets participate in the same types of missions, including remote-sensing, intelligence surveillance and reconnaissance, or ISR, communications, alternative position navigation and timing, electronic warfare, entity resolution, smart power, JADC2, and finally battle management command, control, and communications, or BMC3.

These are high-value missions that are well-funded areas of capability development for national security customers, that the clear trend is towards assets and platforms collaborating across all these missions, whether they are in space, airborne, or even on the ground. By bringing together the Redwire and Edge Autonomy platforms, we move towards our customers' future concepts, resulting in Redwire being at the forefront of modern defense technology.

Turning to slide 13, in summary, there are significant tangible benefits to the combination of Redwire and Edge Autonomy, starting with unique multi-domain defense capabilities. Combining Edge Autonomy's autonomous airborne platforms and Redwire's space-based platforms into a single entity will realize mission requirements for integrated multi-domain operations.

Next, the transaction will position Redwire as an end-to-end defense technology company, with uncrewed airborne systems and advanced spacecraft. Further, Edge Autonomy uncrewed aerial systems require similar core technologies and perform complementary missions to Redwire VLEO and LEO/GEO spacecraft, strengthening both capabilities. This transaction accelerates Redwire's moving up the value chain growth strategy by adding leading UAS platforms to an existing portfolio of spacecraft. This portfolio enables larger bids for mission platform opportunities.

With a common and expanded customer base, the transaction provides cross-selling opportunities with national security customers at the strategic level. And finally, Redwire and Edge Autonomy have complementary geographic growth targets, especially in Europe, that provide infrastructure synergy for global expansion.

Please turn to slide 14. With that, I'd now like to turn the call over to Jonathan Baliff, Redwire's Chief Financial Officer. Jonathan?

Jonathan Baliff
Thank you, Pete. Before I provide a brief financial overview of this transformative transaction, on the right-hand of the slide, we can see two pictures that express the power of Redwire's combination with Edge Autonomy.

The first picture is of a U.S. warfighter operating one of Edge Autonomy's VXE30 Stalker uncrewed airborne systems, and the second is of our VLEO SabreSat orbital drone platform that Pete talked about, which is expected to be in service for the warfighter as part of the joint domain strategy. So, regardless of the operating theater, Redwire and Edge Autonomy will provide a seamless system of systems, multi-domain, creating a tactical and strategic advantage for our customers around the globe.

Please turn to slide 15. I will discuss the transaction specifics in a few minutes, but first let's describe the combination with Edge Autonomy, as now we are transforming Redwire into a high-growth, multi-domain space and defense tech company with global scale and diversity.

As you have heard Pete and I say continually over the past few years, Redwire is executing on a growth and path to profitability financial strategy, and today's announcement of this combination significantly accelerates our progress to achieve high revenue growth and achieve sustainable profitability now, in 2025 and beyond. The acquisition of Edge Autonomy will be immediately accretive across critical financial metrics in Adjusted EBITDA, net income, and free cash flow.

Edge Autonomy has historically experienced excellent growth and, as you can see on this page, is a profitable company with terrific operating leverage, with outstanding products and solutions, globally scaled production, operating cost control, and importantly, a highly motivated and effective team membership.

This slide focuses on the last twelve months results as of the third quarter of 2024. Starting with the top line, you can see that this combination scales Q3 2024 last twelve month revenues from $298 million to a combined $520 million, an increase of $222 million or 74.6%. And we believe this revenue growth is sustainable, as Edge Autonomy's standalone revenues grew 46.3%, from $152 million to $222 million, from fiscal year 2023 to the last twelve month period ended September 30th, 2024.

Edge Autonomy is a profitable company. Their 2024 Q3 last 12 months Adjusted EBITDA is approximately $72 million, with an adjusted EBITDA margin of 32.2%. On a combined basis, that scales Redwire's operating leverage significantly, with 2024 Q3 last twelve months Adjusted EBITDA as a combined company increasing by more than 700%, from $10 million to $82 million, and improves the associated combined Adjusted EBITDA margins from 3.4% to 15.7%.

Turning to backlog, as Pete spoke about, the Edge Autonomy business model encompasses a diversified global customer base, ranging from the US Department of Defense to a wide variety of allied ministries of defense and Department of Homeland Security across the globe. Edge Autonomy has a mix of, 1) multi-year program of record contracts, and 2) large fleet expansion, fleet replacement, and fleet upgrades that are shorter in duration.

Edge Autonomy is expected to grow these contracts at excellent margins, but it is important to note that Edge Autonomy is also expected to grow its program of record revenue. This significant increase takes our total combined 2023 backlog to approximately $408 million from $330 million.

Besides being immediately accretive from a financial point of view, the acquisition of Edge Autonomy further diversifies Redwire's customer base, as demonstrated by the charts on the bottom of the slide. Along with our existing customer types of national security, civil, and commercial, we are now adding a fourth category of international defense.

As you can see on the far-right chart, on a combined basis, the 2023 results would have been split nearly equally among all the four customer types. This diversification will be a differentiator among the space and defense tech sector, as it provides both resiliency, larger TAMs, tremendous optionality, and global scale, all at a much higher and sustainable operating leverage.

Please turn to slide 16. As part of this announcement of our combination with Edge Autonomy and to provide insight into the financial strength of Redwire with this combination, management is providing financial guidance for fiscal year 2025 as if the transaction closed on January 1st, 2025.

Taking the sum of the standalone full-year fiscal 2025 forecasts for Redwire and Edge Autonomy, Redwire is guiding full-year 2025 combined revenue to be in the range of $535 million to $605 million, which represents a 52.9% compound annual growth rate from FY23 to the FY25 revenue at midpoint.

In addition, we expect the added scale from the combination will significantly increase operating leverage and cash flow. As a result, and taking the sum of the standalone full-year 2025 forecast for Redwire and Edge Autonomy into account, Redwire is guiding full-year combined Adjusted EBITDA to be between $70 million and to $105 million, which represents a 138.8% compound annual growth rate from FY23 to FY25 Adjusted EBITDA at midpoint.

It is important to note that these numbers are intended to be conservative and do not include run rate synergies, but actually do include continued investments and expenses, including integration planned in FY25. Even taking these investments into account, we expect the combined company to be free cash flow positive in 2025.

For the transaction specifics, as Pete spoke about, Redwire will acquire Edge Autonomy for $925 million on a debt-free and cash-free basis. The transaction consideration is expected to be paid using $150 million in cash and $775 million in shares of Redwire common stock based on the volume weighted average trading price for the 30-day trading days ending on January 17th, 2025, or $15.07.

The transaction consideration positions Redwire to have a significantly stronger balance sheet with enhanced credit quality as a result of better operational and financial scale and diversification. As part of this transaction, Redwire anticipates that the outstanding convertible preferred stock will convert shortly after closing.

Redwire maintains significant flexibility to finance $150 million cash portion of the purchase price, with cash on its balance sheet, availability under its existing credit facility, proceeds from new committed debt facilities and these take advantage of the projected significant expansion of its Adjusted EBITDA on a combined company basis. Redwire at its election, may also choose to use proceeds from a new issuance of Redwire common equity. I couldn't be more excited to join with the Edge Autonomy team members as we create a multi-domain space and defense tech company and accelerate our growth and as achieving the path of profitability in combination with this tremendous industrial logical transaction.

With that, I will now turn the presentation back over to Pete to provide brief final remarks. Pete?

Peter Cannito
Thank you, Jonathan. Please turn to slide 17. This transformational transaction positions Redwire as a scaled leader in multi-domain, space and defense tech platforms, and we are excited to welcome the Edge Autonomy team to Redwire. We appreciate your continued support of Redwire and look forward to sharing additional information about this transaction in the coming months.

With that, I want to thank the Redwire and Edge Autonomy teams. We will now open the floor for questions.
Operator
Thank you. We will now be conducting a question-and-answer session. If you would like to ask a question, please press star, one, on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two, to remove yourself from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. As a reminder, we ask that you please limit yourself to one question. One moment, please, while we poll for your questions.

Our first questions come from the line of Suji Desilva with Roth Capital Partners. Please proceed with your question.

Suji Desilva
Good morning, Pete. Good morning, Jonathan. Congratulations on this transaction. It's very exciting.

Peter Cannito
Thank you Suji.

Suji Desilva
Yep. So maybe, we're all getting familiar with Edge Autonomy a little better, perhaps you can talk about the competitive landscape there as a starting point, so we can understand their differentiated competitive advantages here.

Peter Cannito
Sure. So Edge Autonomy primarily provides a UAS that fall into what's called Group 2 UASs, or small UASs. This isn't the really small, what people think of as personal drones. These are operational military systems, but tend to be more in that tactical field category that can be operated by one or two operators out in the field. And the primary competitors in that area include AeroVironment, Boeing, Textron and a few other small, more startup-related organizations.

Suji Desilva
OK. Great. And then maybe just on Edge Autonomy's business, can you talk about the visibility of the revenue and any customer concentration that might be there, so we can understand that? And also, maybe you can touch on their ability to sustain the high EBITDA margins that they demonstrate?

Peter Cannito
Sure. Well, in terms of customer concentration, they have a pretty diversified portfolio, much like Redwire operating both in the US and in Europe. As a matter of fact, when you talk about the competitive landscape for Group 2, the fact that a number of the UAS platforms, specifically the penguin, is manufactured in Europe, I think, puts it on a different competitive footing that significantly increases the total addressable market as Europe looks to increase their spending in defense. So, we're very excited about that, but they're pretty well diversified in terms of where the revenue is coming from.

They do have some revenue that comes from the Ukraine, but that has been discounted in our forecast significantly, and what we really like about this is, those of you who have been following Redwire for a long time see, is that diversity, when coupled with diversity of Redwire's product portfolio, really has a strong portfolio effect of giving us resiliency, while at the same time taking advantage of things like the complementary technologies as well as the complementary geographical positioning of having strong manufacturing presence in the US as well as in Europe.

Suji Desilva
OK. And just the sustainability of the profitability for Edge Autonomy? It seems very attractive there.

Peter Cannito
During our due diligence, we found no reason to believe that there should be any degradation in their profitability. These are very mature product lines that have been out and being fielded for a while now.

Suji Desilva
OK. Great. Congratulations again, guys, thanks.

Jonathan Baliff
Thanks, Suji.

Operator
Thank you. Our next questions come from the line of Brian Kinstlinger with Alliance Global Partners. Please proceed with your questions.

Brian Kinstlinger
Great. Thanks. Congratulations on the transformative acquisition.

Peter Cannito
Thanks, Brian.

Brian Kinstlinger
Can you talk about how Edge's Group 2 drones, compare to the competition, what differentiates them? And then the second part of that question is, how does being acquired by Redwire, with its five space platforms, improve their competitive positioning?

Peter Cannito
That's a good question. So probably the number one, and there's many, but the one that we're most excited about is their range and endurance. Edge Autonomy has some intellectual property based around batteries that allow them to have significant advantages in terms of range and endurance. So that's one of the areas where we believe they are highly differentiated from their competitors in the group too. And when I talked about venture optionality, in terms of moving into Group 3 missions, that additional range starts to enable their Group 2 UASs to start moving into missions that have traditionally been performed by Group 3 UASs. So that's a key competitive advantage for Edge Autonomy.

Now, we believe that as you get longer and longer endurance, or smaller UASs that have the ability to go further and longer, that your over-the-horizons communications become critically important. And that's where satellites come in as you start looking at as they take on these more robust mission sets, the ability to communicate and even do command and control through space would be a key additional capability to improve their overall performance. And that's just when we're talking about traditional missions. When you start looking at all domain operations, where you have emerging concepts where groups of autonomous UAS platforms could receive command and control instructions or missions and data from space assets, that opens up a whole different set of new, highly differentiated capabilities and mission sets.

Brian Kinstlinger
Great. That's super helpful. As it relates to 2025 revenue guidance range, how are you thinking about contributions from Redwire versus Edge?

Jonathan Baliff
So I'll take that one. Thanks, Brian. So again, I think the number one thing to think about as we give '25 guidance, is one, we're again assuming the combination happened on January 1st, and obviously we're closing in the second quarter of '25 and we'll update guidance once we're kind of closer to closing or through closing, to give, again, more specifics. That being said, we have obviously given guidance for '24. We're reiterating that, but from a combination standpoint, we're not publicly giving the break-out. I will say that we're not also giving any synergies, right? Both companies, there are synergies, especially associated from a revenue standpoint, with higher Pwins and a number of different things, especially as we look towards Europe and a number of big programs here in the United States.

I think the bottom line, when looking at the revenue forecast, especially, Brian, is that we're being very conservative. The company Edge Autonomy has had tremendous success in Europe in '23 and '24, especially in a number of Eastern European theaters, especially in obviously Ukraine, but we're being very conservative in 2025 on that, just given kind of the macro view about where Ukraine is going. It doesn't mean that they don't have a tremendous capability in that theater. We're being very conservative for our '25 revenue there, so that I'll kind of give you a sense of.

Obviously, from an EBITDA standpoint, we still believe that Edge Autonomy is going to be able to provide tremendous synergies associated with operating leverage to us, but a lot of the EBITDA will be provided by Edge Autonomy in the '25 period. As we get into '26 and beyond, again, we believe that both companies will benefit, and you'll see, in essence, a merged contribution on that basis, as we grow and get more operating leverage. Because this isn't just the end, but if you look at the $70 to $105, that range of EBITDA really also is conservative based on the revenue I already spoke about, but also importantly, there are investments we have to make in 2025. Those investments as part of the combination, could be more lower than if you took the combination at a, what I call run rate growth area. Does that make sense?

Brian Kinstlinger
Yeah, great. I'm going to squeeze one last one and then get back in the queue.

Jonathan Baliff
No, please. It's OK. Go ahead, Brian.

Brian Kinstlinger
We see leading indicators such as proposals, pipeline and bookings for Redwire. Is there similar metrics for Edge? Is there a quantifiable pipeline?

Peter Cannito
So the short answer is yes. The longer answer is, this is our introductory call to just introduce everyone to the combination. And as we move forward and we actually close the transaction, we'll start integrating the Edge financial metrics onto the same traditional format that we've done in our earnings calls for Redwire.

Jonathan Bailiff

Let me just give specifics around, but that's why we're giving '23. You see we're using '23 numbers because we want to make sure that as we close out '24, obviously between announcement and closing we'll give you more information, I think importantly on the backlog, there's two pieces of information that are really important. One, the pipeline will increase pretty significantly. Currently, as you know, Brian, because you asked about it a lot, is our current pipeline, just for Redwire is $7 billion approximately, and it's been increasing a lot the last two years. This will meaningfully add to the overall pipeline, because Edge Autonomy has also got a pretty nice pipeline too. Importantly, their backlog is based on fleet, fleet expansion and then fleet updates, which for us is very exciting, provides even more sustainability of both the revenue growth and the and the profitability.

Brian Kinstlinger
Great. Thanks again.

Operator
Thank you. Our next questions come from the line of Mike Crawford with B. Riley Securities. Please proceed with your questions.

Mike Crawford
Thank you. On slide 26, it shows that Edge Autonomy opened a location Ukraine in January 2025. You also noted that it's doing business in 80 countries. Is there any more detail you can add to that mix, including with Ukraine or otherwise?

Peter Cannito
So not at this time, other than to just articulate that these are combat-proven systems that are effectively operational in the Ukraine, and that there is a broad demand for these systems on a global basis.

Jonathan Bailiff
The only thing I would say, and adding to that is that, again, we believe that we can kind of continue to move forward on the U.S. business, and it's significantly grown between '23 and '24.

Mike Crawford
OK. Thanks, Pete and Jonathan. And then you did talk a little bit about the differentiation that enables Edge Autonomy to have these really high, 32% margins. What about CapEx associated with that revenue stream? And I guess related, you mentioned there was over, well, 265,000 I think, feet of manufacturing space. How would you characterize capacity utilization and ability to move anything else pre-existing from Redwire potentially into this new footprint that you're acquiring?

Peter Cannito
So all good questions, Mike, and this isn't really an earnings call, so we're not going to dive into our usual metrics at the level you're talking about. But I will say, clearly, you recognize, as we do, opportunities. That's a sizable amount of manufacturing capability.

We feel that Edge Autonomy currently has the manufacturing with their existing footprint the capability to fulfil their existing orders with room for growth, and that foot stomping I did on the geographical synergies where they're operating in Europe specifically but also in the United States, where Redwire and Edge Autonomy, over time, can leverage each other's manufacturing footprints is something that we see as having high potential. But more to come on that as we start to, like I said, incorporate their specific financial metrics like CapEx, etc., into our future earnings calls.

Mike Crawford
Okay, thank you. So not even a broad range of prior CapEx from Edge?

Peter Cannito
All things to come.

Mike Crawford
Thank you.

Operator
Thank you. Our last questions will come from the line of Greg Konrad with Jefferies. Please proceed with your questions.

Greg Konrad
Good morning, and congratulations.

Peter Cannito
Thank you, Greg.

Jonathan Baliff
Thanks, Greg.

Greg Konrad
Maybe just to follow up on some of the previous questions, I mean, if I look at backlog at Edge Autonomy, it's far smaller than Redwire, but you mentioned the multiple programs of record. I mean, how are you thinking about the conviction of the revenue outlook for Edge and conversion of maybe the more book-and-ship revenue? I mean, how do you think about the biggest drivers, just given the strong outlook for 2025?

Peter Cannito
It's a good question. So at the high level, there's three primary things that we really like about this combination - technological, financial and operational. We talked about the technological synergies and the different complementary technologies and the new things we can do with a multi domain company. I think Jonathan did a good job outlining a lot of the financial benefits and how strong we are together.

But there is this element that I think you're hitting on and Mike right before you touched on a little bit is there's a lot of operational opportunities, as well - first and foremost, this idea that we've been talking about on our calls previously of getting operating leverage at scale, but also sharing manufacturing and CapEx and finding synergies associated with that - as well as the business models. Redwire traditionally has very long development contracts, multi-year contracts, and therefore, you see all of those multi-year contracts in backlog, whereas Edge Autonomy has more of that ordering type of mature products business model where you don't tend to see things like EACs, and this is one of the reasons we're confident in consistently maintaining margins.

But those orders tend to come in not in large multi-year contracts but in more of a fleet management business model where new orders are added to the fleet, and replacements come in, and then of course, additional orders are placed by new customers. So we believe that it's a very complementary model, both in the favor of Redwire as well as in favor of Edge Autonomy, combined, but that makes the backlog not exactly apples-to-apples when you look at how backlog will affect future revenue.

So we spend a lot of time obviously diligence-ing this and looking at past backlog levels and the yield in revenue that that ultimately brought, and we're very comfortable that, as a result, the current backlog, you see that the orders come in at a sales cycle velocity throughout the year that can have Edge achieve its revenue goals that we've articulated today. Does that answer your question?

Greg Konrad
Yeah, that's perfect. And then a follow up - I mean, Redwire historically has been very acquisitive. I mean, how do you think about the acquisition of Edge Autonomy maybe changing that, just given the financial transaction and a broader business maybe to build upon?

Peter Cannito
Well, it won't change the fact that M&A is a core differentiator for Redwire. Our ability to do that, that won't change. But it certainly does broaden the scope of potential acquisitions. I think it gives us a much wider group of capabilities and future acquisitions that would be complementary to what Redwire's doing now. But by and large, as I hope everybody has figured out by this point, we look for highly differentiated technology that can achieve profitability at accretive multiples, so that formula has always been consistent and won't change going into the future.

Greg Konrad
And then maybe just one quick clarification question -- I mean, the stock's up quite a bit today. That $775 in equity, that's fixed at $15.07, right? I mean, that's the fixed number of shares that you're paying for the deal? That doesn't change with the share price?

Jonathan Baliff
So as we've talked about in the press release, the $15.07 is the number of shares that we will be given. However, at our option, we can issue shares in the future, but it is at our option. We have other very available access to capital associated with existing cash, credit facilities that already exist, and committed debt facilities also.

Greg Konrad
Thank you.

Operator
Thank you. We have reached the end of our question and answer session. I would now like to hand the call back over to Peter Cannito for closing remarks.

Peter Cannito

So once again, thank you all for your questions and for participating in today's call. We're really existed about this transformational transaction and look forward to providing you updates and information along the way and appreciate everyone taking the time to listen today. Go Redwire.

Jonathan Baliff
Go Redwire.

Operator
Thank you. This does conclude today's teleconference. We appreciate your participation. You may disconnect your lines at this time. Enjoy the rest of your day.

Additional Information and Where to Find It
The definitive agreement entered into in connection with the proposed business combination described herein and a summary of material terms of the transaction will be provided in a Current Report on Form 8-K or Schedule 14A filed with the Securities and Exchange Commission (the “SEC”). Redwire will file with the SEC a proxy statement relating to a special meeting of Redwire’s stockholders (the “proxy statement”). STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REDWIRE, EDGE AUTONOMY, THE TRANSACTION AND RELATED MATTERS. Stockholders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by the parties on investor relations section of Redwire’s website at redwirespace.com.

Participants in the Solicitation
Redwire and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Redwire in respect of the proposed business combination contemplated by the proxy statement. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Redwire, respectively, in connection with the proposed business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC. Information regarding Redwire’s directors and executive officers is contained in Redwire’s Annual Report on Form 10-K for the year ended December 31, 2023 and its Proxy Statement on Schedule 14A, dated April 22, 2024, which are filed with the SEC.

No Offer or Solicitation
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Forward-Looking Statements
Readers are cautioned that the statements contained in this communication regarding expectations of our performance or other matters that may affect our or the combined company’s business, results of operations, or financial condition are “forward-looking statements” as defined by the “safe harbor” provisions in the Private Securities Litigation Reform Act of 1995. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included or incorporated in this communication, including statements regarding our or the combined company’s strategy, financial projections, including the prospective financial information provided in this communication, financial position, funding for continued operations, cash reserves, liquidity, projected costs, plans, projects, awards and contracts, and objectives of management, the entry into the potential business combination, the expected benefits from the proposed business combination, the expected performance of the combined company, the expectations regarding financing the proposed business combination, among others, are forward-looking statements. Words such as “expect,” “anticipate,” “should,” “believe,” “target,” “continued,” “project,” “plan,” “opportunity,” “estimate,” “potential,” “predict,” “demonstrates,” “may,” “will,” “could,” “intend,” “shall,” “possible,” “forecast,” “trends,” “contemplate,” “would,” “approximately,” “likely,” “outlook,” “schedule,” “pipeline,” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, but the absence of these words does not mean that a statement is not forward looking. These forward-looking statements are not guarantees of future performance, conditions or results. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond our control.

These factors and circumstances include, but are not limited to: (1) risks associated with the continued economic uncertainty, including high inflation, supply chain challenges, labor shortages, increased labor costs, high interest rates, foreign currency exchange volatility, concerns of economic slowdown or recession and reduced spending or suspension of investment in new or enhanced projects; (2) the failure of financial institutions or transactional counterparties; (3) Redwire’s limited operating history and history of losses to date as well as the limited operating history of Edge Autonomy and the relatively novel nature of the drone industry; (4) the inability to successfully integrate recently completed and future acquisitions, including the proposed business combination with Edge Autonomy, as well as the failure to realize the anticipated benefits of the transaction or to realize estimated projected combined company results; (5) the development and continued refinement of many of Redwire’s and the combined company’s proprietary technologies, products and service offerings; (6) competition with new or existing companies; (7) the possibility that Redwire’s expectations and assumptions relating to future results and projections with respect to Redwire or Edge Autonomy may prove incorrect; (8) adverse publicity stemming from any incident or perceived risk involving Redwire, Edge Autonomy, the combined company, or their competitors; (9) unsatisfactory performance of our and the combined company’s products resulting from challenges in the space environment, extreme space weather events, the environments in which drones operate, including in combat or other areas where hostilities may occur, or otherwise; (10) the emerging nature of the market for in-space infrastructure services and the market for drones and related services; (11) inability to realize benefits from new offerings or the application of our or the combined company’s technologies; (12) the inability to convert orders in backlog into revenue; (13) our and the combined company’s dependence on U.S. and foreign government contracts, which are only partially funded and subject to immediate termination, or which may be influenced by the level of military activities and related spending such as in or with respect to the war in Ukraine; (14) the fact that we are and the combined company will be subject to stringent economic sanctions, and trade control laws and regulations; (15) the need for substantial additional funding to finance our and the combined company’s operations, which may not be available when needed, on acceptable terms or at all; (16) the dilution of existing holders of our common stock that will result from the issuance of additional shares of common stock as consideration for the acquisition of Edge Autonomy, as well as the issuance of common stock in any offering that may be undertaken in connection with such acquisition; (17) the fact that the issuance and sale of shares of our Series A Convertible Preferred Stock has reduced the relative voting power of holders of our common stock and diluted the ownership of holders of our capital stock; (18) the ability to achieve the conditions to cause, or timing of, any mandatory conversion of the Series A Convertible Preferred stock into common stock; (19) the fact that AE Industrial Partners and Bain Capital have significant influence over us, which could limit your ability to influence the outcome of key transactions; (20) provisions in our Certificate of Designation with respect to our Series A Convertible Preferred Stock may delay or prevent our acquisition by a third party, which could also reduce the market price of our capital stock; (21) the fact that our Series A Convertible Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to, the rights of holders of our other outstanding capital stock; (22) the possibility of sales of a substantial amount of our common stock by our current stockholders, as well as the equity owners of Edge Autonomy following consummation of the transaction, which sales could cause the price of our common stock and warrants to fall; (23) the impact of the issuance of additional shares of Series A Convertible Preferred Stock as pay in kind dividends on the price and market for our common stock; (24) the volatility of the trading price of our common stock and warrants; (25) risks related to short sellers of our common stock; (26) Redwire’s or the combined company’s inability to report our financial condition or results of operations accurately or timely as a result of identified material weaknesses in internal control over financial reporting, as well as the possible need to expand or improve Edge Autonomy’s financial reporting systems and controls; (27) the possibility that the closing conditions under the merger agreement necessary to consummate the merger between Redwire and Edge Autonomy will not be satisfied; (28) the effect of any announcement or pendency of the proposed business combination on Redwire’s or Edge Autonomy’s business relationships, operating results and business generally; (29) risks that the proposed business combination disrupts current plans and operations of Redwire or Edge Autonomy; (30) the ability of Redwire or the combined company to raise financing in connection with the proposed business combination or to finance its operations in the future; (31) the impact of any increase in the combined company’s indebtedness incurred to fund working capital or other corporate needs, including the repayment of Edge Autonomy’s outstanding indebtedness and transaction expenses incurred to acquire Edge Autonomy, as well as debt covenants that may limit the combined company’s activities, flexibility or ability to take advantage of business opportunities, and the effect of debt service on the availability of cash to fund investment in the business; (32) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (33) costs related to the transaction; and (34) other risks and uncertainties described in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and those indicated from time to time in other documents filed or to be filed with the SEC by Redwire. The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us. If underlying assumptions to forward-looking statements prove inaccurate, or if known or unknown risks or uncertainties materialize, actual results could vary materially from those anticipated, estimated, or projected. The forward-looking statements contained in this communication are made as of the date of this communication, and Redwire disclaims any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Persons reading this communication are cautioned not to place undue reliance on forward-looking statements.

Use of Data

Industry and market data used in this communication have been obtained from third-party industry publications and sources, as well as from research reports prepared for other purposes. Redwire or Edge Autonomy have not independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Statements other than historical facts, including, but not limited to, those concerning market conditions or trends, consumer or customer preferences or other similar concepts with respect to Redwire, Edge Autonomy and the expected combined company, are based on current expectations, estimates, projections, targets, opinions and/or beliefs of Redwire or, when applicable, of one or more third-party sources. Such statements involve known and unknown risks, uncertainties and other factors, and undue reliance should not be placed thereon. In addition, no representation or warranty is made with respect to the reasonableness of any estimates, forecasts, illustrations, prospects or returns, which should be regarded as illustrative only, or that any profits will be realized. The metrics regarding select aspects of Redwire's, Edge Autonomy’s and the expected combined company’s operations were selected by Redwire or its subsidiaries on a subjective basis. Such metrics are provided solely for illustrative purposes to demonstrate elements of Redwire's businesses, are incomplete, and are not necessarily indicative of Redwire’s, Edge Autonomy’s or their subsidiaries’ performance or overall operations. There can be no assurance that historical trends will continue.

The Edge Autonomy financial information, including non-GAAP measures, for the last twelve months ended September 30, 2024 and year ended December 31, 2023 included in this communication is unaudited and subject to change. The historical financial information, including any related non-GAAP information, for Edge Autonomy is subject to the finalization of year-end financial and accounting procedures (which are in process of being performed) and should not be viewed as a substitute for audited results prepared in accordance with U.S. generally accepted accounting principles. The actual results may be materially different from the unaudited results, and therefore undue reliance should not be placed on the unaudited information.

Use of Projections
The financial outlook and projections, estimates and targets in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainty and contingencies, many of which are beyond Redwire’s or Edge Autonomy’s control. Neither Redwire nor Edge Autonomy’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the financial projections for purposes of inclusion in this communication, and, accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purposes of this communication. While all financial projections, estimates and targets are necessarily speculative, Redwire believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results for Redwire, Edge Autonomy and the combined company are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. The inclusion of financial projections, estimates and targets in this communication should not be regarded as an indication that Redwire, or its representatives, considered or consider the financial projections, estimates or targets to be a reliable prediction of future events. Further, inclusion of the prospective financial information in this communication should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Non-GAAP Financial Information
This communication contains financial measures that have not been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). These financial measures include forecasted Adjusted EBITDA and Free Cash Flow for Redwire assuming completion of the acquisition of Edge Autonomy.

Non-GAAP financial measures are used to supplement the financial information presented on a U.S. GAAP basis and should not be considered in isolation or as a substitute for the relevant U.S. GAAP measures and should be read in conjunction with information presented on a U.S. GAAP basis. Because not all companies use identical calculations, our presentation of Non-GAAP measures may not be comparable to other similarly titled measures of other companies. We encourage investors and stockholders to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. As soliciting material that is filed pursuant to Rule 14a-12, this communication is exempt from the requirements of Regulation G and Item 10(e) of Reg. S-K with respect to Non-GAAP financial measure disclosure.

Adjusted EBITDA is defined as net income (loss) adjusted for interest expense, net, income tax expense (benefit), depreciation and amortization, impairment expense, acquisition deal costs, acquisition integration costs, acquisition earnout costs, purchase accounting fair value adjustment related to deferred revenue, severance costs, capital market and advisory fees, litigation-related expenses, write-off of long-lived assets, gains on sale of joint ventures, equity-based compensation, committed equity facility transaction costs, debt financing costs, and warrant liability change in fair value adjustments. Free Cash Flow is computed as net cash provided by (used in) operating activities less capital expenditures.

We use Adjusted EBITDA to evaluate our operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. We use Free Cash Flow as a useful indicator of liquidity to evaluate our period-over-period operating cash generation that will be used to service our debt, and can be used to invest in future growth through new business development activities and/or acquisitions, among other uses. Free Cash Flow does not represent the total increase or decrease in our cash balance, and it should not be inferred that the entire amount of Free Cash Flow is available for discretionary expenditures, since we have mandatory debt service requirements and other non-discretionary expenditures that are not deducted from this measure.